Exhibit 99.1

Vermilion Energy Inc. Announces 2015 Guidance

CALGARY, Dec. 8, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", or "Our") (TSX, NYSE: VET) is pleased to announce that our Board of Directors has approved a capital program of $525 million for 2015, a decrease of $150 million (22%) from our projected 2014 capital program expenditures of approximately $675 million.  In light of the decrease in crude oil prices since mid-2014, we have reduced our 2015 capital investment plans to ensure the continued strength of our balance sheet and the sustainability of our dividend should weak oil prices prevail over a protracted period.  Should commodity prices weaken significantly, we have the flexibility to make further reductions in our capital program.

Despite our decreased 2015 capital budget, we continue to anticipate production growth of approximately 15% year-over-year and are maintaining our previous outlook for average 2015 production volumes of 55,000 to 57,000 boe/d.  This production guidance includes first gas from our Corrib gas field in Ireland beginning in mid-2015.

The diversity of our project portfolio allows us to shift the focus of our development program in response to changing commodity market conditions.  Because of the recent drop in oil prices, our 2015 program will feature proportionately higher spending toward development of our European gas opportunities.  European gas price fundamentals remain strong and our exposure will expand significantly in 2015 through our strong drilling results in the Netherlands, our recent acquisition in Germany, the expected resumption of gas production in France, and the future initiation of production in Ireland.  In addition, our capital program continues modest early stage investment on our concessions in Hungary for gas-prone prospects.

Outside of European gas projects, we will enhance asset value by funding previous commitments to drilling activity, managing land expiries, participating in joint venture activities, investing in the strategic infrastructure necessary to support future growth and advancing long-term strategic projects.   Drilling activity will occur in all of our business units in 2015, and we expect all business units to achieve year-over-year production growth.

In Canada we will see an overall decrease in spending and an investment shift from our Cardium light oil play to our Mannville condensate-rich natural gas project.  Our Cardium development offers significant flexibility with high levels of operatorship and limited expiries.  Development of the Cardium will continue in 2015, but at reduced activity levels compared with prior years.  In 2015, we currently anticipate drilling approximately 9 (3.9 net) new Cardium wells in addition to the completion, equip and tie-in of an additional 9.2 net wells drilled in 2014.  In the Mannville, we expect to drill or participate in approximately 30 (16.7 net) Mannville wells in 2015, a nearly 50% increase versus 2014.  This increase in anticipated spending reflects the strong economics of our Mannville opportunities in the current price environment, as well as our anticipation of higher levels of partner-operated drilling proposals in 2015.  Our Saskatchewan drilling activity for 2015 is expected to stay roughly flat year-over-year at approximately eight (6.4 net) wells as we continue to improve completion results and generate strong returns on the assets we acquired in April 2014.

We currently anticipate capital expenditures of $10 million in our recently established U.S. business unit in 2015.  We are planning a three (2.1 net) well drilling program targeting the oil-prone Turner Sandstone in the Powder River Basin in northeastern Wyoming.  These wells will be follow-ups to the highly successful test well drilled and completed just prior to our acquisition of our Wyoming assets in the third quarter of 2014.

Our Netherlands activity will be comprised of a three-well drilling program and the tie-in of five previously drilled wells.  While we have recently identified promising light oil projects on our land base in the Netherlands, our 2015 capital program will be entirely directed toward natural gas projects.

Our Corrib project in Ireland has continued to progress on schedule following the completion of tunnel boring operations in May 2014.  Project operator Shell E&P Ireland Ltd. is expected to complete tunnel outfitting operations prior to year end 2014.  For 2015, we are planning for a $60 million capital program which will include grouting the tunnel, finalization of permits and gas plant start-up.  We continue to anticipate first gas from Corrib in approximately mid-2015, with peak production estimated at approximately 58 mmcf/d (approximately 9,700 boe/d), net to Vermilion.  We expect Corrib to contribute approximately 3,800 boe/d to production during 2015.

We anticipate capital expenditures of $7 million for our German business unit in 2015.  Our expected activities include participation in the drilling of a sidetrack gas well at a 25% working interest.

Champotran will continue to be our main development project in France in 2015.  We plan a four-well drilling program which is expected to kick-off during the first quarter.  This program is a follow-up to our highly successful 2013 and 2014 programs.  While oil focused, these highly productive, lower decline drilling opportunities continue to have attractive economics and rapid payback at current oil prices and align well with future development plans.  At Vic Bihl, we are planning to restore approximately 150 to 400 boe/d of gas production that was previously shut-in due to the closure of the Lacq processing facility.  With the staged introduction of a new processing alternative in 2015, we expect this gas production to be on-stream at the end of the first quarter of 2015.  The remainder of our shut-in gas production, approximately 350 to 600 boe/d, is expected to be back on-stream during 2016.

As a follow up to our successful 2013 two-well drilling program, we have committed to a two-well sidetrack drilling program in Australia in 2015. The majority of the projected $80 million development capital expenditures for Australia are for the drilling program, with the remainder budgeted for ongoing facilities maintenance, enhancement and refurbishment.

Capital Expenditures by Country

Country	2014 Estimate ($mm)	2015 Budget ($mm)
Canada	$325	$210
France	145	100
Netherlands	62	58
Germany	3	7
Australia	45	80
USA		10
	$580	$465
Ireland	95	60
Total Development Capital	$675	$525

Acquisition of assets in Germany*	173	-
Acquisition of assets in Saskatchewan**	413	-
Acquisition of assets in Wyoming***	11	-
Other	9	-
Total Capital Expenditures	$1,281	$525

*February 2014 completed acquisition of 25% contractual participation interest in consortium of exploration and production companies with interests in Germany from GDF Suez E&P Deutschland GmbH. (see Nov 6, 2013 news release available on Company website at www.vermilionenergy.com or at the Company's profile on SEDAR at www.sedar.com).
**April 29, 2014 completed acquisition of Elkhorn Resources Inc. (see April 29, 2014 news release available on Company website at www.vermilionenergy.com or at the Company's profile on SEDAR at www.sedar.com).
***September 2014, completed acquisition of 68,000 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming. (see November 10, 2014 news release available on Company website at www.vermilionenergy.com or at the Company's profile on SEDAR at www.sedar.com).

Total Development Capital by Category

Category	2014 Estimate ($mm)	2015 Budget ($mm)
Drilling, completion, workovers and recompletions	$337	$280
Production equipment, facilities, new well equipment and tie-in (including Ireland)	278	195
Seismic, studies, land and other	60	50
Total Development Capital	$675	$525

While we remain committed to growing production and providing a reliable and growing dividend to shareholders over the long term, our top priorities in the prevailing commodity environment are to protect our balance sheet and the sustainability of our current dividend.  With that focus, in mid-October, we instituted a comprehensive, company-wide Profitability Enhancement Program ("PEP") to support Vermilion's long-term and sustainable profitability.  This is the third installment of our PEP program in our 20-year history with the prior two initiatives having achieved strong results in both 1998 and during the financial crisis in 2008-09.   Our PEP program will help to ensure our people remain acutely focused on enhancing revenues, reducing capital costs, operating expenses and general and administrative outlays, as well as improving efficiencies to maximize profitability throughout our organization.

Over the long-term, Vermilion believes that a reliable and growing dividend is a return-maximizing strategy for our shareholders, and that our broad-based and diversified production growth capability should allow future dividend growth.  Vermilion has always prioritized the sustainability of its dividend and has never reduced its dividend since initiating monthly payments in 2003.  Over the past twelve years, we have paid out over $2 billion in dividends to our shareholders.  We are committed to delivering our current $0.215 per share monthly dividend in the current weak commodity price environment, and will continue to consider increasing our dividend as production grows and commodity prices recover.

About Vermilion

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DISCLAIMER

Certain statements included or incorporated by reference in this press release constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	anticipated 2015 development capital program amount, including the location, type and impact of expenditures;
•	anticipated amount of 2014 development capital;
•	our balance sheet strength and the sustainability of our dividend in a protracted weak oil price environment;
•	anticipated 2015 average daily production, including anticipated overall annual production growth rates and year-over-year business unit growth;
•	timing for initiation of production, peak level of net production, and contribution to production in 2015 from Corrib field in Ireland;
•	ability to further reduce 2015 capital program in weaker price environment;
•	continued strength in price and fundamentals for European gas;
•	anticipated timing for resumption and estimated volumes of France gas production;
•	ability to preserve asset value by funding previous commitments to drilling activity, managing land expiries, participating in joint venture activities, investing in strategic infrastructure and advancing long-term strategic projects;
•	ability to provide production growth and a reliable and growing dividend over the long-term.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Lorenzo Donadeo, CEO; Anthony Marino, President & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations; TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 08-DEC-14